[Borland Software Corporation logo]	Borland Software Corporation 512-340-2200
8303 N. Mopac Expressway, Suite A-300
Austin, TX 78759 www.borland.com
January 15, 2008
Via Electronic Transmission
Mr. Mark Konforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Borland Software Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 15, 2007 File No. 001-10824
Dear Mr. Konforst:
     On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated January 11, 2008. The letter made reference to Borland’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Commission on March 15, 2007 (the “Form 10-K”), the Staff’s initial letter, dated November 30, 2007, and our response, dated December 14, 2007.
     For the Staff’s convenience, below we have repeated the comment contained in the January 11, 2008 letter.
Form 10-K for the Year Ended December 31, 2006
1.	As previously requested, please provide, in writing, a statement from the company acknowledging that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We respectfully acknowledge the Staff’s comment. As requested, Borland hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding this matter.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer
cc:	Christine Davis, Senior Staff Accountant, Securities and Exchange Commission David Edgar, Staff Accountant, Securities and Exchange Commission

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